Filed Pursuant to Rule 424(b)(3)
Registration No. 333-139402

PROSPECTUS

5,232,708 Shares

OMEGA PROTEIN CORPORATION

Common Stock

This prospectus relates to the sale or other disposition of up to 5,232,708 shares of our issued and outstanding common stock, or interests therein, by the selling stockholders identified in this prospectus. The selling stockholders may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

We are not offering any shares of our common stock for sale under this prospectus, and we will not receive any of the proceeds from the sale or other disposition of the shares covered hereby, or interests therein, by the selling stockholders.

Our common stock is traded on the New York Stock Exchange under the symbol “OME.” The last reported sale price for our common stock on the New York Stock Exchange on January 26, 2007 was $6.45.

Investing in our common stock involves significant risks that are described in the “ Risk Factors” section beginning on page 3 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 29, 2007.

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or Commission, using a “shelf registration” process. Under this shelf registration process, the selling stockholders may, from time to time, offer and sell up to 5,232,708 shares of our common stock, as described in this prospectus, in one or more offerings. This prospectus provides you with a general description of the securities the selling stockholders may offer. You should carefully read both this prospectus, together with additional information described under the headings “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference,” before buying securities in this offering.

You should rely only on the information contained in or incorporated by reference into this prospectus. Neither we nor any of the selling stockholders has authorized anyone to provide you with additional or different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, the common stock in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference, regardless of the time of delivery of this prospectus or any sale of a security.

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SUMMARY

The following summary should be read together with the information contained in other parts of this prospectus and the documents we incorporate by reference to fully understand the offering as well as the other considerations that are important to you in making a decision about whether to invest in our common stock. As used in this prospectus, unless the context otherwise requires, “we,” the “Company,” “us,” “our” or “Omega” refers to Omega Protein Corporation and its consolidated subsidiaries unless otherwise indicated or the context requires otherwise.

Our Company

Omega Protein Corporation is the largest processor, marketer and distributor of fish meal and fish oil products in the United States. We produce and sell a variety of protein and oil products derived from menhaden, a species of wild herring-like fish found along the Gulf of Mexico and Atlantic coasts. The fish are not genetically modified or genetically enhanced. We process several grades of fish meal, as well as fish oil and fish solubles. Our fish meal products are primarily used as a protein ingredient in animal feed for swine, cattle, aquaculture and household pets. Fish oil is utilized for animal and aquaculture feeds, industrial applications, additives to human food products and as dietary supplements. Our fish solubles are sold primarily to livestock feed manufacturers, aquaculture feed manufacturers and for use as an organic fertilizer.

Under our patented production process, we produce OmegaPure®, a taste-free, odorless refined fish oil which is the only marine source of long-chain Omega-3s directly affirmed by the U.S. Food and Drug Administration as a food ingredient that is Generally Recognized as Safe. All of our products contain healthy long-chain Omega-3 fatty acids. Omega-3 fatty acids are commonly referred to as “essential fatty acids” because the body does not produce them. Instead, essential fatty acids must be obtained from outside sources, such as food or special supplements. Long-chain Omega-3s are also commonly referred to as a “good fat” for their health benefits, as opposed to the “bad fats” that create or aggravate health conditions through long-term consumption. Scientific research suggests that long-chain Omega-3s as part of a balanced diet may provide significant benefits for health issues such as cardiovascular disease, inflammatory conditions and other ailments.

We operate four menhaden processing plants: two in Louisiana, one in Mississippi and one in Virginia. We also operate a Health and Science Center in Reedville, Virginia, which provides 100-metric tons per day of fish oil processing capacity for our food grade oils and industrial and feed grade oils.

Our principal executive offices are located at 2101 City West Blvd., Building 3, Suite 500, Houston, Texas 77042, and our phone number is (713) 623-0060. Our website address is www.omegaproteininc.com. Information on our website is not incorporated by reference into this prospectus and does not constitute part of this prospectus.

Zapata Sale and this Prospectus

On December 1, 2006, Zapata Corporation, or Zapata, entered into a stock purchase agreement with the selling stockholders identified in this prospectus, or their transferors, pursuant to which Zapata sold 5,232,708 shares of our common stock held by Zapata to such selling stockholders or transferors in a private transaction. In connection with the transaction, we entered into a registration rights agreement with such selling stockholders, which provides registration rights with respect to the shares of our common stock purchased in the transaction. We are generally required to file the registration statement of which this prospectus is a part to register the resale of the shares under the Securities Act of 1933, as amended, or the Securities Act, by December 31, 2006, and to have such registration statement declared effective by the Commission by March 1, 2007 (by March 31, 2007 in the event that such registration statement has not been declared effective through no fault of ours). We are generally subject to specified liquidated damages in the event such registration statement is not timely filed or declared effective or if we do not maintain the effectiveness of such registration statement. We are entitled to be reimbursed by Zapata for such damages in certain circumstances. We are subject to certain covenants under the terms of the registration rights agreement, including the requirement that such registration statement be kept effective for resale of the shares until the earlier of (i) the date on which all shares of our common stock covered by such registration statement have been sold, and (ii) the date on which all shares of our common stock covered by such registration statement may be sold pursuant to Rule 144(k) of the Securities Act. In certain situations, we are required to indemnify the selling stockholders, including without limitation, for certain liabilities under the Securities Act.

The Offering

Common stock offered:

By us	No shares

By the selling stockholders	5,232,708 shares

Common stock outstanding before and after the offering	16,209,527 shares (1)

New York Stock Exchange symbol	“OME”

Use of proceeds	We will not receive any of the proceeds from the sale or other disposition of the shares covered hereby, or interests therein, by the selling stockholders. See “Use of Proceeds.”

Risk factors	See “Risk Factors” beginning on page 3 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

(1)	The number of shares shown to be outstanding is based on the number of shares of our common stock outstanding as of January 1, 2007, and does not include shares reserved for issuance upon the exercise of options granted or available under our stock incentive plans. As of January 1, 2007, we had outstanding options to purchase 4,502,118 shares of our common stock with a weighted average exercise price of $7.77 per share.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information included in, or incorporated by reference into, this prospectus, including our financial statements and related notes, before deciding to invest in our common stock. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results would likely suffer. In that event, the market price of the offered securities could decline and you could lose all or part of the money you paid to buy our common stock.

Risks Relating to Our Business and Industry

We are dependent on a single natural resource and may not be able to catch the amount of menhaden that we require to operate profitably.

Our primary raw material is menhaden. Our business is totally dependent on our annual menhaden harvest in ocean waters along the U.S. Atlantic and Gulf coasts. Our ability to meet our raw material requirements through our annual menhaden harvest fluctuates from year to year and month to month due to natural conditions over which we have no control. These natural conditions, which include varying fish population, adverse weather conditions and fish disease, may prevent us from catching the amount of menhaden required to operate profitably.

Our operations are geographically concentrated in the Gulf of Mexico where they are susceptible to regional adverse weather patterns such as hurricanes.

Three of our four operating plants are located in the Gulf of Mexico (two in Louisiana and one in Mississippi), a region which has historically been subject to a late summer/early fall hurricane season. Our Virginia facility has also at times been adversely affected by hurricanes. All three of our Gulf of Mexico plants were severely damaged within a one-month span by Hurricanes Katrina and Rita in August and September 2005, respectively. Immediately after the second hurricane, approximately 70% of our 2004 production capacity was impaired and our business was materially adversely affected. Additional future weather related disruptions could, if they occur, also have a material adverse effect on our business. In addition, our costs of insurance for property damage have increased as insurers recoup losses paid and to be paid out in connection with the Katrina and Rita hurricanes by charging higher premiums.

Higher energy costs may materially impact our business.

We have experienced substantially higher costs for energy in recent years, particularly in 2005 and 2006. Our business is materially dependent on diesel fuel for our vessels and natural gas for our operating facilities. Higher costs for these commodities may have an adverse material impact on our business.

Fluctuation in “oil yields” derived from our fish catch could impact our ability to operate profitably.

The “oil yield,” or the percentage of oil derived from the menhaden fish, while relatively high compared to most species of fish, has fluctuated over the years and from month to month due to natural conditions relating to fish biology over which we have no control. The oil yield has at times materially impacted the amount of fish oil that we have been able to produce from our available fish catch and it is possible that oil yields in the future could also adversely impact our ability to operate profitably.

Our 2006 oil yield results for production through September 30, 2006 have been the poorest in our recent history. For illustrative purposes, our oil yields for the 2006 fishing season through September 30, 2006 are lower by 28% compared to those in the 2005 fishing season and are lower by 24% compared to our 10 year oil yield average. We believe that the causes of lower fish oil yields relate to fish diet, weather and water temperature but such causes are not generally well understood. The impact of these poor oil yields have resulted in significantly higher per unit inventory costs and fewer volumes available for future sale. These higher costs and fewer volumes available for sale will adversely impact future financial results for the fourth quarter of 2006 and first quarter of 2007, and to some extent, the second quarter of 2007.

Laws or regulations that restrict or prohibit menhaden or purse seine fishing operations could adversely affect our ability to operate.

The adoption of new laws or regulations at federal, regional, state or local levels that restrict or prohibit menhaden or purse seine fishing operations, or stricter interpretations of existing laws or regulations, could materially adversely affect our business. In addition, the impact of a violation by us of federal, regional, state or local law or regulation relating to our fishing operations, the protection of the environment or the health and safety of our employees could have a material adverse affect on our business.

One example of potentially restrictive regulation involves an addendum to a fisheries management plan recommended by a regional regulatory commission in August 2005. The Commonwealth of Virginia has declined to adopt the regulatory commission’s recommended plan but has instead put forth its own proposal whereby our Chesapeake Bay menhaden harvest would be capped for a five year period at its most recent five-year average (2001 to 2005) of 109,020 metric tons per year. The Virginia proposal would also allow for a credit whereby any under-harvest in a particular year below the 109,020 metric ton cap would be added to increase the cap for the following year, up to a maximum of 122,740 metric tons per year. We have agreed to support Virginia’s proposal. Although the Virginia proposal had not been legislatively enacted in 2006, the Company voluntarily complied with its limitations and this compliance had no effect on the Company’s Chesapeake Bay harvest in 2006. For more information, see our Annual Report on Form 10-K for the year ended December 31, 2005, “Items 1 and 2. Business and Properties—Company Overview—Regulation” and our Quarterly Report on Form 10-Q for the period ended June 30, 2006, “Item 5. Other Information.”

Our fish catch may be impacted by restrictions on our spotter aircraft.

If our spotter aircraft are prohibited or restricted from operating in their normal manner during our fishing season, our business could be adversely affected. For example, as a direct result of the September 11, 2001 terrorist attacks, the Secretary of Transportation issued a federal ground stop order that grounded certain aircraft (including our fish-spotting aircraft) for approximately nine days. This loss of spotter aircraft coverage severely hampered our ability to locate menhaden fish during this nine-day period and thereby reduced our amount of saleable product.

Worldwide supply and demand relationships, which are beyond our control, influence the prices that we receive for many of our products and may from time to time result in low prices for many of our products.

Prices for many of our products are subject to, or influenced by, worldwide supply and demand relationships over which we have no control and which tend to fluctuate to a significant extent over the course of a year and from year to year. The factors that influence these supply and demand relationships are world supplies of fish meal made from other fish species, animal proteins and fats, palm oil, rapeseed oil, soy meal and oil, and other edible oils.

New laws or regulations regarding contaminants in fish oil or fish meal may increase our cost of production or cause us to lose business.

It is possible that the future enactment of increasingly stringent regulations regarding contaminants in fish meal or fish oil by foreign countries or the United States may adversely affect our business. More stringent regulations could result in:

•

our incurrence of additional capital expenditures on contaminant reduction technology in order to meet the requirements of those jurisdictions, and possibly higher production costs for our products, or

•	our withdrawal from marketing our products in those jurisdictions.

Risks Relating to Our Ongoing Operations

We have a substantial amount of indebtedness, which may adversely affect our ability to operate our business, remain in compliance with debt covenants and make payments on our debt.

As of January 1, 2007, the aggregate amount of our outstanding indebtedness under our senior secured financing facility and our loan agreements under the Title XI Fisheries Finance Program was approximately $75.2 million. Our outstanding indebtedness could have important consequences for you, including the following:

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it may be more difficult for us to satisfy our obligations with respect to our senior secured financing facility with Ableco Finance LLC and our loan agreements under the Title XI Fisheries Finance Program, and any failure to comply with the obligations of any of the agreements governing such indebtedness, including financial and other restrictive covenants, could result in an event of default under such agreements;

•

the covenants contained in our debt agreements limit our ability to borrow money in the future for acquisitions, capital expenditures or to meet our operating expenses or other general corporate obligations;

•	the amount of our interest expense may increase because certain of our borrowings are at variable rates of interest, which, if interest rates increase, could result in higher interest expense;

•

we will need to use a portion of our cash flows to pay principal and interest on our debt, which will reduce the amount of money we have for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other business activities;

•	we may have a higher level of debt than some of our competitors, which could put us at a competitive disadvantage;

•	we may be more vulnerable to economic downturns and adverse developments in our industry or the economy in general; and

•	our debt level could limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will not be able to control many of these factors, such as economic conditions and governmental regulation. We cannot be certain that our earnings will be sufficient to allow us to pay the principal and interest on our existing or future debt and meet our other obligations. If we do not have enough money to service our existing or future debt, we may be required to refinance all or part of our existing or future debt, sell assets, borrow more money or raise equity. We may not be able to refinance our existing or future debt, sell assets, borrow more money or raise equity on terms acceptable to us, if at all.

Three of our four operating plants were severely damaged by Hurricanes Katrina and Rita and we have had to undertake substantial rebuilding efforts.

As an immediate result of the two hurricanes, approximately 70% of our operating capacity was impaired. Operations at the Moss Point and Abbeville fish processing facilities and the shipyard were re-established in mid-October 2005, but at reduced processing capabilities. These two facilities were returned to full operational status prior to the beginning of the Gulf fishing season in April 2006. Operations at the Cameron fish processing facility were re-established in June 2006, but at reduced processing capabilities. The Cameron facility became fully operational in September 2006.

The costs of our rebuilding efforts are substantial and not all costs will be covered by insurance due to deductibles, exclusions and other policy limitations. In addition, there could be some initial loss of productivity as our personnel become familiar with new equipment and associated new operating procedures. Our failure to successfully rebuild our operations by effectively managing rebuilding costs, as well as any loss of productivity from the rebuilding efforts, could have a material adverse effect on our business.

Our strategy to expand into the functional food grade oils market may be unsuccessful.

Our attempts to expand our fish oil sales into the market for refined, functional food grade fish oils for human consumption may not be successful. Our expectations regarding future demand for Omega-3 fatty acids may prove to be incorrect or, if future demand does meet our expectations, it is possible that purchasers could utilize Omega-3 sources other than our products.

Our quarterly operating results will fluctuate as our business is seasonal in nature.

Our menhaden harvesting and processing business is seasonal in nature. We generally have higher sales during the menhaden harvesting season (which includes the second and third quarter of each fiscal year) due to increased product availability, but prices during the fishing season tend to be lower than during the off-season. As a result, our quarterly operating results have fluctuated in the past and may fluctuate in the future. In addition, from time to time we defer sales of inventory based on worldwide prices for competing products that affect prices for our products, which may affect comparable period comparisons.

We face competition from competitors with significantly greater financial resources and more extensive and diversified operations that may make it more difficult for us to compete, which can reduce prices that we receive for our products.

The marine protein and oil business is subject to significant competition from producers of vegetable and other animal protein products and oil products such as Archer Daniels Midland and Cargill. In addition, we compete with a smaller domestic privately-owned menhaden fishing company and international marine protein and oil producers, including Scandinavian herring processors and South American anchovy and sardine processors. Many of these competitors have significantly greater financial resources and more extensive and diversified operations that may make it more difficult for us to compete, which can reduce prices that we receive for our products.

Our sales of our products in foreign countries are subject to disruption typical to foreign countries.

Our sales of our products in foreign countries are subject to risks associated with foreign countries such as changes in social, political and economic conditions inherent in foreign operations, including:

•	changes in the law and policies that govern foreign investment and international trade in foreign countries;

•	changes in U.S. laws and regulations relating to foreign investment and trade;

•	changes in tax or other laws;

•	partial or total expropriation;

•	current exchange rate fluctuations;

•	restrictions on current repatriation; or

•	political disturbances, insurrection or war.

In addition, it is possible that we, at any one time, could have a significant amount of our revenues generated by sales in a particular country which would concentrate our susceptibility to adverse events in that country.

We may undertake acquisitions that are unsuccessful and our inability to control the inherent risks of acquiring businesses could adversely affect our business.

In the future we may undertake acquisitions of other businesses, located either in the United States or in other countries, although there can be no assurances that this will occur. We cannot assure you that we will be able to

•	identify and acquire acceptable acquisition candidates on favorable terms;

•	profitably manage future businesses we may acquire; or

•	successfully integrate future businesses we may acquire without substantial costs, delays or other problems.

Any of these outcomes could have a material adverse effect on our business.

Our failure to comply with federal U.S. citizenship ownership requirements may prevent us from harvesting menhaden in the U.S. jurisdictional waters.

Our harvesting operations are subject to the Shipping Act of 1916 and the regulations promulgated thereunder by the Department of Transportation, Maritime Administration which require, among other things, that we be incorporated under the laws of the U.S. or a state, our chief executive officer be a U.S. citizen, no more of our directors be non-citizens than a minority of a number necessary to constitute a quorum and at least 75% of our outstanding capital stock (including a majority of our voting capital stock) be owned by U.S. citizens. If we fail to observe any of these requirements, we will not be eligible to conduct our harvesting activities in U.S. jurisdictional waters, which would have a material adverse effect on our business.

We may not be able to recruit, train and retain qualified marine personnel in sufficient numbers.

Our business is dependent on our ability to recruit, train and retain qualified marine personnel in sufficient numbers such as vessel captains, vessel engineers and other crewmembers. To the extent that we are not successful in recruiting, training and retaining these employees in sufficient numbers, our productivity may suffer. If we were unable to secure a sufficient number of workers during periods of peak employment, it could have an adverse effect on our business. The impact of Hurricanes Katrina and Rita has exacerbated the difficulties of recruiting and retaining qualified marine personnel in the Gulf Coast area.

We participate in the United States H2B Visa Program whereby foreign nationals are permitted to enter the United States temporarily and engage in seasonal, non-agricultural employment. We utilize our H2B Visa workers for a portion of our fishing vessel crews and plant personnel. Changes in the H2B Visa Program, the termination of that program, or caps on the number of workers available under that program, could have a material adverse effect upon our ability to secure a sufficient number of workers during periods of peak employment.

Our senior secured financing facility and Fisheries Finance Program loan agreements contain covenants and restrictions that may limit our financial flexibility.

Our senior secured financing facility with Ableco Finance LLC and loan agreements under the Title XI Fisheries Finance Program contain various covenants and restrictions such as prohibitions on dividends and stock repurchases without the lender’s consent. The senior secured financing facility also contains various financial covenants that provide, for example, that we maintain EBITDA, a fixed charge coverage ratio and a ratio of total net debt to EBITDA at certain levels for certain periods, and restrict capital expenditures to certain limits. In certain prior periods, we have not been in compliance with certain financial covenants under our former bank credit facility and have requested and received waivers of such covenants. If we are unable to maintain or comply with the covenants or restrictions under the senior secured financing facility or the loan agreements under the Title XI Fisheries Finance Program, we may be required to seek waivers and/or amendments to such financing arrangements. We cannot assure you that such waivers and/or amendments will be available on acceptable terms or without payment of additional fees, if at all.

Risks Relating to Our Outstanding Common Stock

The limited liquidity for our common stock could affect your ability to sell your shares at a satisfactory price.

Our common stock is relatively illiquid. As of January 1, 2007, we had 16,209,527 shares of common stock outstanding. The average daily trading volume in our common stock during the prior 60 calendar days ending on that date was approximately 22,400 shares. A more active public market for our common stock, however, may not develop, which would continue to adversely affect the trading price and liquidity of our common stock. Moreover, a thin trading market for our stock causes the market price for our common stock to fluctuate significantly more than the stock market as a whole. Without a large float, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, you may be unable to liquidate your investment in us at a satisfactory price.

Issuance of shares in connection with financing transactions or under stock incentive plans will dilute current stockholders.

Pursuant to our stock incentive plans, our management is authorized to grant stock awards to our employees, directors and consultants. You will incur dilution upon exercise of any outstanding stock awards. In addition, if we raise additional funds by issuing additional common stock, or securities convertible into or exchangeable or exercisable for common stock, further dilution to our existing stockholders will result, and new investors could have rights superior to existing stockholders.

The number of shares of our common stock eligible for future sale could adversely affect the market price of our stock.

We have reserved approximately 4.6 million shares of common stock for issuance under outstanding stock options, and we had outstanding options to purchase 4,502,118 shares of our common stock with a weighted average exercise price of $7.77 per share as of January 1, 2007. These shares of common stock are registered for resale on currently effective registration statements. In addition, this prospectus is a part of a registration statement that registers the resale of 5,232,708 shares of common stock held by the selling stockholders identified in this prospectus or their transferees. See “Our Company – Zapata Sale and this Prospectus.” Certain of our officers and directors have also entered into Rule 10b5-1 sales plans with brokers unaffiliated with us whereby they have committed to sell automatically and without discretion a predetermined number of shares of our common stock over a period of time according to their own individual criteria. We may issue additional restricted securities or register additional shares of common stock under the Securities Act in the future. The issuance of a significant number of shares of common stock upon the exercise of stock options, or the availability for sale, or sale, of a substantial number of the shares of common stock eligible for future sale under effective registration statements, including the 5,232,708 shares of common stock eligible for resale by the selling stockholders or their transferees pursuant to this prospectus, under Rule 144 or otherwise, could adversely affect the market price of the common stock.

Our articles of incorporation and bylaws, Nevada law and federal law have provisions that discourage corporate takeovers and could prevent stockholders from realizing a premium on their investment.

Certain provisions of the our articles of incorporation and bylaws, as well as the Nevada Corporation Law, to which we are subject, could delay or frustrate the removal of incumbent directors and could make difficult a merger, tender offer or proxy contest involving us, even if such events could be viewed as beneficial by our stockholders. Our board of directors is empowered to issue preferred stock in one or more series without stockholder action. Any issuance of this blank-check preferred stock could materially limit the rights of holders of our common stock and render more difficult or discourage an attempt to obtain control of us by means of a tender offer, merger, proxy contest or otherwise. In addition, our articles of incorporation and bylaws contain a number of provisions which could impede a takeover or change in control of us, including, among other things, staggered terms for members of our board of directors, the requiring of two-thirds vote of stockholders to amend certain provisions of the articles of incorporation or the inability to take action by written consent or to call special stockholder meetings. Certain provisions of the Nevada Corporation Law could also discourage takeover attempts that have not been approved by our board of directors. A requirement under federal law that at least 75% of our outstanding capital stock be owned by U.S. citizens will also discourage takeover attempts by potential foreign purchasers.

We have not paid dividends and do not expect to pay dividends in the near future.

We have never declared or paid any cash dividends on our common stock since we became a public company in April 1998 and have no intention to do so in the near future. Any determination as to payment of dividends will be made at the discretion of the our board of directors and will depend upon our operating results, financial condition, capital requirements, general business conditions and such other factors that the board of directors deems relevant. In addition, the payment of cash dividends is not permitted by the terms of our senior secured financing facility with Ableco Finance LLC.

FORWARD-LOOKING STATEMENTS

The information contained in, or incorporated by reference into, this prospectus, our filings with the Commission and our public releases include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. These forward-looking statements are identified by their use of terms and phrases such as “expect,” “estimate,” “project,” “plan,” “believe,” “achievable,” “anticipate” and similar terms and phrases. Although we believe that the expectations reflected in these forward-looking statements are reasonable, they do involve certain assumptions, risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to the risks and uncertainties discussed in the section entitled “Risk Factors” included in this prospectus and elsewhere in the documents incorporated by reference into this prospectus, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2005, our Quarterly Report on Form 10-Q for the period ended September 30, 2006 and our subsequent Commission filings.

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this paragraph and elsewhere in this prospectus and in the documents incorporated by reference. Other than as required under the securities laws, we do not assume a duty to update these forward-looking statements, whether as a result of new information, subsequent events or circumstances, changes in expectations or otherwise.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale or other disposition of the shares covered hereby, or interests therein, by the selling stockholders.

SELLING STOCKHOLDERS

The following table sets forth certain information concerning the selling stockholders. We prepared this table based on the information supplied to us by the selling stockholders. Each selling stockholder has informed us that it is not a registered broker-dealer or an affiliate of a registered broker-dealer. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to the shares. Assuming that the selling stockholders offer all of their shares of our common stock, the selling stockholders will not have any beneficial ownership except as otherwise provided in the table below. The shares are being registered to permit the selling stockholders to sell or otherwise dispose of the shares covered hereby, or interests therein, from time to time. See “Plan of Distribution.”

Selling Stockholder	Number of Shares Owned and to be Owned Prior to Offering(1)	Number of Shares Being Offered(1)	Number of Shares Owned After Offering(2)	Percentage of Shares Owned After Offering(2)
Special Situations Fund III QP, L.P. (3)	2,371,000	2,350,000	21,000	*
Special Situations Fund III, L.P. (3)	100,000	100,000	—	—
Special Situations Cayman Fund, L.P. (3)	450,000	450,000	—	—
Special Situations Private Equity Fund, L.P. (3)	450,000	450,000	—	—
Franklin Microcap Value Fund (4)	1,000,000	1,000,000	—	—
SRB Greenway Capital (QP), L.P. (5)	341,400	341,400	—	—
SRB Greenway Capital, L.P. (5)	41,308	41,308	—	—
Wynnefield Partners Small Cap Value, L.P. (6)	205,000	205,000	—	—
Wynnefield Partners Small Cap Value, L.P. I (6)	280,000	280,000	—	—
Channel Partnership II, L.P. (7)	15,000	15,000	—	—

*	Less than 1%

(1)	Ownership is determined in accordance with Rule 13d-3 under the Exchange Act.

(2)	Assumes the sale of all of the shares offered hereby to persons who are not affiliates of the selling stockholders.

(3)	MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. and the general partner of and investment adviser to the Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. and the investment adviser to the Special Situations Fund III, QP, L.P. and the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(4)	Franklin Microcap Value Fund is a diversified series of Franklin Value Investors Trust (the “Trust”), an open-end management investment company, commonly called a mutual fund. The Trust was organized as a Massachusetts business trust on September 11, 1989. Franklin Microcap Value Fund is managed by Franklin Advisory Services, LLC, a Delaware limited liability company, which has voting and investment control over the shares held by Franklin Microcap Value Fund. Franklin Advisory Services, LLC, has delegated primary responsibility for the investments of the funds to William J. Lippman, Senior Vice President/Portfolio Manager, Portfolio Management - Equity, Franklin Advisers, Inc. As a result, Mr. Lippman may be considered a beneficial owner of any shares deemed to be beneficially owned by Franklin Microcap Value Fund. However, Mr. Lippman disclaims beneficial ownership of these shares, except to the extent of any pecuniary interest therein.

(5)	BC Advisors, LLC (“BCA”) is the general partner of SRB Management, L.P. (“SRB Management”). SRB Management is the general partner of SRB Greenway Capital (Q.P.), L.P. and SRB Greenway Capital, L.P.

Steven R. Becker is the sole principal of BCA. Through his control of BCA, Mr. Becker possesses sole voting and investment control over the portfolio securities of each of the funds listed above.

(6)	Wynnefield Capital Management, LLC (“WCM”) is the sole general partner of Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I. Nelson Obus and Joshua Landes are the co-managing members of WCM. Through their control of WCM, Messrs. Obus and Landes possess voting and investment control over the shares beneficially owned by each of Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

(7)	Nelson Obus is the general partner of Channel Partnership II, L.P. Through his control of Channel Partnership II, L.P, Mr. Obus possesses voting and investment control over the shares beneficially owned by Channel Partnership II, L.P.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the Commission;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share; and

•	a combination of any such methods of sale.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the common stock offered hereby will be passed on for us by John D. Held, our Executive Vice President and General Counsel. As of the date of this prospectus, Mr. Held owns less than one percent of our common stock and participates in our employee benefit plans. Any underwriters will be advised about other issues relating to any offering by their own legal counsel.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting)

incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2005 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and in accordance therewith, file reports, proxy statements and other information with the Commission. These reports, proxy statements and other information can be inspected and copied at the Commission’s Public Reference room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. In addition, the Commission maintains an Internet website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission. Omega maintains an Internet website at www.omegaproteininc.com. Information on our website or any other website is not incorporated by reference into this prospectus, and does not constitute part of this prospectus.

We have filed a registration statement with the Commission on Form S-3 (including any amendments thereto, known as the registration statement) under the Securities Act with respect to the securities offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. You may refer to the registration statement and the exhibits and schedules thereto for more information about the offered securities and us. Statements made in this prospectus regarding the contents of any contract or document filed as an exhibit to the registration statement are not necessarily complete and, in each instance, reference is hereby made to the copy of such contract or document so filed. Each such statement is qualified in its entirety by such reference.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The following documents, which have previously been filed by us with the Commission under the Exchange Act, are incorporated herein by reference:

•	Our annual report on Form 10-K for the fiscal year ended December 31, 2005 (File No. 001-14003);

•	Our quarterly reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006 (File No. 001-14003);

•

Our current reports on Form 8-K filed on February 24, 2006, March 13, 2006, March 20, 2006, March 28, 2006, May 9, 2006, June 9, 2006, July 31, 2006, August 8, 2006, September 12, 2006, October 24, 2006, November 7, 2006, December 1, 2006, December 5, 2006, December 6, 2006 and December 22, 2006 (File No. 001-14003) (excluding any information furnished pursuant to Item 2.02 or Item 7.01 of any such current report on Form 8-K); and

•	The description of our common stock contained in our Registration Statement on Form 8-A filed on March 30, 1998 (File No. 000-09498).

All documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or Item 7.01 on any current report on Form 8-K) after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated in this prospectus by reference and to be a part hereof from the date of filing of such documents. Any statement contained herein, or in a document incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

This prospectus incorporates documents by reference that are not delivered herewith. Copies of these documents, other than the exhibits thereto (unless such exhibits are specifically incorporated by reference in such documents), are available upon written or oral request, at no charge, from us. Requests for such copies should be directed to Omega Protein Corporation, 2101 City West Blvd., Building 3, Suite 500, Houston, Texas 77042, Attention: Corporate Secretary, telephone number: (713) 623-0060.

5,232,708 Shares

Omega Protein Corporation

Common Stock

PROSPECTUS

January 29, 2007